UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

Forge, 43 Church Street West

Woking, GU21 6HT

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Appointment of New Chief Executive Officer

On October 10, 2025, Nomad Foods Limited (the “Company”) announced that Stefan Descheemaeker will retire from his position as Chief Executive Officer of the Company, effective January 1, 2026, and, upon his retirement, Dominic Brisby will succeed Mr. Descheemaeker and assume the position of Chief Executive Officer. Mr. Brisby will commence his employment with the Company on November 3, 2025, as Executive President prior to assuming the Chief Executive Officer position on January 1, 2026. In addition, Mr. Brisby will join the Company’s Board of Directors, effective as of November 3, 2025.

Mr. Brisby, 47, joins the Company with over 25 years of consumer products experience, most recently as President of Europe and North America for Flora Food Group, a global plant-based food company, since January 2024, and as Flora Food Group’s President of Europe from December 2021 to January 2024. Prior to joining Flora Food Group, Mr. Brisby held various positions of increasing seniority over a 22-year career at Imperial Brands PLC from 2009 until 2021. During his time at Imperial Brands, Mr. Brisby held several country level leadership positions through Eastern and Western Europe before assuming the role of President, Europe, Africa and Australasia in 2014. In November 2017, Mr. Brisby served as the President, USA, Europe and Asia of Imperial Brands PLC and, from October 2018 to November 2021 he served as President, Americas, Africa, Asia and Australasia. In addition, in 2020 Mr. Brisby served as interim co-CEO.

The Company and Mr. Brisby have not entered into a service agreement as of the date of this Report on Form 6-K.

There is no arrangement or understanding between Mr. Brisby and any other person pursuant to which Mr. Brisby has been appointed as the Chief Executive Officer. There are no family relationships between Mr. Brisby and any of the Company’s directors and executive officers, and Mr. Brisby is not a party to any transaction, or any proposed transaction, required to be disclosed pursuant to Item 404(a) of Regulation S-K.

The press release announcing Mr. Brisby’s appointment and Mr. Descheemaeker’s retirement is furnished as Exhibit 99.1 to this Report on Form 6-K. This Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190) ) and (iv) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Ruben Baldew
Name: Ruben Baldew
Title: Chief Financial Officer

Dated: October 10, 2025

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on October 10, 2025